For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

1321557

Ministry of Government and Consumer Services
Ministère des Services gouvernementaux et des Services aux consommateurs
Ontario

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

OCTOBER 1 6 OCTOBRE, 2019

Barbara Duckitt (17)
Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

FSD PHARMA INC.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

1998/11/01

(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: / Nombre d'administrateurs :

minimum and maximum number of directors is/are: / nombres minimum et maximum d'administrateurs :

Number / Nombre ____ or / ou minimum and maximum / minimum et maximum ____ ____

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

See attached Schedule 1A.

© Queen's Printer for Ontario, 2011 / © Imprimeur de la Reine pour l'Ontario, 2011

SCHEDULE TO ARTICLES OF AMENDMENT
OF
FSD PHARMA INC.
(the "Corporation")

The Articles of the Corporation are amended as follows:

1. To consolidate all of the Class B Subordinate Voting Shares (the "**Class B Shares**") and the Class A Multiple Voting Shares of the Corporation (the "Class A Shares" and, together with the "Class B Shares", the "**FSD Shares**") on the basis of one (1) post-consolidation FSD Share for every two hundred and one (201) pre-consolidation FSD Shares of the Corporation (the "**Consolidation**").

2. In the event that the Consolidation of the FSD Shares would otherwise result in the issuance of a fractional Class A Share or Class B Share, no fractional Class A Share or Class B Share shall be issued and such fraction will be rounded down to the nearest whole number.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2019/01/22

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

FSD Pharma Inc.

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/
Par

(signed) "Raza Bokhari"

(Signature)
(Signature)

Chief Executive Officer and Executive Co-Chairman

(Description of Office)
(Fonction)